FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 25, 2004, announcing that Registrant has completed the review process with the United States Securities and Exchange Commission with respect to the Schedule 13E-3 Transaction Statement regarding its intention to acquire all of the shares of common stock of rStar not already owned by Registrant and that Registrant has commenced distribution of the Transaction Statement to rStar’s stockholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: February 25, 2004

Feb 25, 2004

Gilat commences distribution of Transaction Statement to rStar’s stockholders, Clearing Way to Acquire Remaining rStar Shares

Petah Tikva, Israel, February 25, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today that it has completed the review process with the United States Securities and Exchange Commission with respect to the Schedule 13E-3 Transaction Statement regarding its intention to acquire all of the shares of common stock of rStar Corporation not already owned by Gilat for $0.60 per share in cash. Today Gilat commenced distribution of the Transaction Statement to rStar’s stockholders.

As has been previously announced, Gilat currently owns approximately 84.9% of rStar’s outstanding shares. Gilat has entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar shares for $0.60 per share in cash. Gilat intends to effect a short-form merger to acquire the shares held by all other rStar stockholders promptly following such purchase and not less than twenty days from the date of the mailing of the Transaction Document.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com